EXHIBIT 99.2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		Rio Tinto PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		The Capital Group Companies, Inc.
City and country of registered office (if applicable)		Los Angeles, USA
4. Full name of shareholder(s) (if different from 3.)
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		05/07/2022
6. Date on which issuer notified (DD/MM/YYYY):		06/07/2022
7. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B.1 + 8.B.2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	4.13%	0.85%	4.98%	1,249,304,219
Position of previous notification (if applicable)	4.92%	0.73%	5.66%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (DTR5.1)	Indirect (DTR5.2.1)		Direct (DTR5.1)	Indirect (DTR5.2.1)
GB0007188757 Common Stock		50,769,788			4.06%
US7672041008 Depository Receipt		878,945			0.07%

SUBTOTAL 8.A	51,648,733			4.13%

B 1: Financial Instruments DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted		% of voting rights
N/A
		SUBTOTAL 8.B.1

B 2: Financial Instruments with similar economic effect DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
Rights to recall lent shares of Depository Receipt	N/A	N/A	Physical settlement	10,667,405 Depository Receipt shares or 10,667,405 votes on a converted basis	0.85%

			SUBTOTAL 8.B.2	10,667,405	0.85%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer
Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Capital Research and Management Company
Capital Group Private Client Services, Inc.
Capital International, Inc.
Capital Group Investment Management Private Limited
Total

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information:
The Capital Group Companies, Inc. (”CGC”) is the parent company of Capital Research and Management Company (”CRMC”) and Capital Bank & Trust Company (”CB&T”). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients. CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC is the parent company of Capital Group International, Inc. (”CGII”), which in turn is the parent company of six investment management companies (”CGII management companies”): Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., Capital Group Private Client Services Inc, and Capital Group Investment Management Private Limited. CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients. CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank.
Neither CGC nor any of its affiliates own shares of the Issuer for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Place of completion	Los Angeles
Date of completion	06/07/2022

LEI: 213800YOEO5OQ72G2R82
Classification: 2.3: Major shareholding notifications

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com